United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
Press release — Agreement between Alcatel and Pirelli in the submarine telecommunication business

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: May 6th, 2004	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Agreement between Alcatel and Pirelli
in the submarine telecommunication business

Paris and Milan, May 6, 2004 — Alcatel (Paris: CGEP.PA and NYSE: ALA) and Pirelli (Milan: PECI.MI) announced today that they have signed an agreement regarding their respective submarine telecommunication businesses. As outlined in the agreement, Alcatel would acquire certain Pirelli related assets and obtain intellectual property rights, while Pirelli would take a 5% shareholding in Alcatel’s submarine business, with associated mutual put and call options.

Alcatel would pay Pirelli Euro 52.5 million for the relevant submarine telecommunication assets and intellectual property rights and Pirelli would pay Alcatel Euro 45 million for its shareholding in Alcatel’s submarine telecommunication business.

This transaction would allow Alcatel to benefit from diversified business opportunities and enlarged intellectual property rights thereby further strengthening its worldwide lead in optical submarine networks. Alcatel would therefore play a leading role in the consolidation of both leading European submarine networking players to better serve the global market.

For Pirelli, the agreement signals a further step forward in focusing on cables and optic fibers as well as on innovative products for broadband access and second-generation photonics, maintaining at the same time an investment presence in the area of submarine telecommunication systems.

Optical submarine networks are playing an instrumental role in the development of the global Internet infrastructure by interconnecting continents and remote parts of the world with massive, hi-speed information highways. Alcatel is the recognized worldwide leader in submarine networks. From regional to pan-continental networks, Alcatel is the global reference for specifying, manufacturing, installing, operating and maintaining full turnkey submarine network solutions and services. Connecting every continent with the global network, Alcatel has laid over 450,000 km of submarine networks, i.e. 11 times the circumference of the globe.

The transaction is subject to customary regulatory approvals. It is expected to be completed by the end of the second quarter of 2004.

About Pirelli

Pirelli is a global producer of Tyres, Energy and Telecommunication Cables and Systems. Active also in the Real Estate sector, Pirelli is one of the world’s leading companies in all these sectors with more than 36,000 employees, 77 production sites, and total sales of 6.671 billion Euros at 31st December 2003. It focuses its R&D, production resources and competencies on leading-edge technologies, as demonstrated by the advanced Pirelli Labs in the photonics and new materials fields and by MIRS — Modular Integrated Robotized System for tyres production. In 2001, Pirelli also acquired — via the company Olimpia — a stake in Telecom Italia group, one of the leading European phone operators. Additional information on Pirelli is available at: http://www.pirelli.com/

1

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or to their employees. Alcatel leverages its leading position in fixed and mobile broadband networks, applications and services to bring value to its customers in the framework of a broadband world. With sales of EURO 12.5 billion in 2003, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Pirelli Press Contacts
Press office	Tel :+ +39 02 85354270

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	Aurelie.Boutin@alcatel.com
Mark Burnworth / HQ	Tel :+ 33 (0)1 40 76 50 84	Mark.burnworth@alcatel.com

Pirelli Investor Relations
Tel : +39 02 64422949

Alcatel Investor Relations
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +33 (0)1 40 76 13 11	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com

2